UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Levelx Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 White Oak Lane, Suite 200 O
(No. and Street)

Old Bridge	NJ	08857
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Publio F Velasco — 305 753 0130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South S4103	New Jersey	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Publio Velasco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Levelx Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Finance & Operations Principal

Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
DANIEL ENOC AVILA
Commission # GG 951833
Expires January 27, 2024
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEVELX CAPITAL, LLC

Statement of Financial Condition

Year Ended December 31, 2020

LEVELX CAPITAL, LLC
Year Ended December 31, 2020

TABLE OF CONTENTS:

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LEVELX Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LEVELX Capital, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Berkower LLC

Berkower LLC

Iselin, New Jersey
April 14, 2021

LEVELX CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash in bank	$	39,074
Due from clearing broker		11,790
Deposit with clearing broker		250,039
Due from former clearing broker		103,794
Equipment, net		2,274
Prepaid expenses		11,219
Total Assets	$	418,190

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	40,757
Payable to clearing broker		20,933
Notes payable		50,621
Payroll tax liabilities		77,383
Accrued expenses		17,315
Total Liabilities		207,009
Member's Equity		211,181
Total Liabilities and Member's Equity	$	418,190

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
Year Ended December 31, 2020
CONFIDENTIAL

1. ORGANIZATION

LEVELX Capital, LLC (the "Company")(a wholly-owned subsidiary of SSA Technologies, LLC), formerly known as Gentem Capital, LLC is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been a registered broker dealer since 2002. The Company's customers are primarily located in Latin America. In November 2019, the acquisition of 100% of the Company by SSA Technologies, LLC was approved by FINRA. The Company filed Articles of Amendment on November 25th, 2019 changing its name to LEVELX Capital, LLC. During January of 2020, FINRA approved the Company's name change.

As of December 31, 2020, SSA Technologies, LLC (the "Managing member") owned 97% of the Company and Apex Clearing Corporation (the "Minority member") owned 3% of the Company. The Managing member intends to continue to provide financial support to allow the Company to meet its liabilities

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents. As of December 31, 2020, there were no cash equivalents. All cash balances are held with a major financial institution within the United States of America.

Fair Value of Financial Instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Clearing Arrangements
The Company has a clearing agreement with Apex Clearing Corporation ("Apex"), to provide execution and clearing services on behalf of the Company's customers on a fully disclosed basis. All customer records and accounts are maintained by Apex. The Company is required to maintain a deposit of $250,000 with Apex.

The Company had a clearing agreement with Cor Clearing, now Axos Clearing ("Former Clearing Broker"), until that agreement was terminated in August 2018. The Company carries a balance due from the Former Clearing Broker of $103,794, which the Company expects to receive in full.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition on Securities Transactions

The Company recognizes revenue in accordance with ASU 2014-09 Revenue from Contracts with Customers and subsequent amendments to the ASU ("ASC 606") which requires that revenue is recognized to depict the delivery of promised services to customers in an amount that reflects the value of the consideration provided based upon contractual obligations. The guidance also specifies the accounting for contain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgements are required when determining whether any performance obligations have been satisfied and when to recognize revenue based upon the Company's progress under the contract.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into buy or sell transaction, the Company charges a commission. Commissions and related clearing expense are recorded on the trade date (the date that the Company fills the trade order by finding a contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company provides placement agent services in the alternative investment markets. Private
placement income is recognized as revenue upon completion of the underlying transaction based on the terms of the agreement.

Furniture and Equipment

Furniture and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon estimated useful lives ranging from five to seven years.

Repairs and maintenance are expensed as incurred. When furniture or equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2020 and the reported amounts of revenues and expenses and accompanying notes during the year then ended. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, the actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Forgivable Loan – Paycheck Protection Program (PPP)

The Company's policy is to account for forgivable loans received through the Small Business Administration (SBA) under Coronavirus Aid, Relief and Economic Security Act (Cares Act) Paychex Protection Program (PPP), as debt in accordance with Accounting Standards Codification (ASC) 470, Debt, and other related accounting pronouncements. The forgiveness of debt, in whole or in part is recognized once the debt is extinguished, which the Company considers occurs when the Company is legally released from the liability by the SBA. Any portion of debt forgiven, adjusted for accrued interest forgiven and unamortized debt issuance costs, is recorded as a gain on extinguishment of debt, and presented in the other income section of the statement of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The United States Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. Generally, Federal, State and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2020.

Financial Instruments – Credit Losses

On January 1, 2020, the Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The Company adopted ASC topic 326 using the modified retrospective approach for all in-scope assets. The impact of the adoption of the current expected credit loss ("CECL") methodology to the current period was not material.

Receivables from clearing broker: The Company's receivables from clearing broker include amount receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Leases

In February 2016, the FASB issued ASU 2016-2, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its Statement of Financial Condition. The new guidance was adopted by the Company beginning January 1, 2019, with no material impact to the Company's financial statements.

3. FURNITURE AND EQUIPMENT

Furniture and equipment, net, consisted of the following at December 31, 2020:

Office equipment	$	2,558
Less: accumulated depreciation and amortization		(284)
	$	2,274

There was a $284 depreciation and amortization expense for the year ended December 31, 2020.

4. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital equal to the greater of $100,000 or 6 2/3% of Aggregate Indebtedness, as defined, and requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. At December 31, 2020, the Company's Net Capital was $130,189 and the Required Net Capital was $100,000. At December 31, 2020, the Company's ratio of Aggregate Indebtedness to Net Capital was 1.31 to 1.

5. DUE FROM AND DEPOSIT WITH CLEARING BROKER

The Company clears its customers' transactions on a fully disclosed basis with its Clearing Broker. Pursuant to a clearing agreement, the Company is required to maintain a certain minimum capital with Apex, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with Apex' requirements for obtaining collateral from customers. At December 31, 2020, the amount due from clearing broker, included cash and margin cash.

At December 31, 2020, the Company had a net $11,790 due from clearing broker, which is shown in the statement of financial condition as a separate item. Additionally, at December 31, 2020, the Company had $250,039 in a deposit account with its clearing broker.

Notes to Financial Statements (continued)
Year Ended December 31, 2020
CONFIDENTIAL

6.   **FAIR VALUE MEASUREMENTS**

Fair Value Measurements
The Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASU 820"), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2   Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3   Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments

Determination of Fair Value
The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

As of December 31, 2020, the Company does not own any marketable securities.

Notes to Financial Statements (continued)
Year Ended December 31, 2020
CONFIDENTIAL

7.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company was obligated under non-cancelable operating leases for office facilities through 2019. Rent expense for the year ended December 31, 2020 was $4,602. The Company moved into premium office space and amenities starting in September 2019 on a month to month basis until June of 2020 when it relinquished its office space.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

8.   RELATED PARTY TRANSACTIONS

As part of its regular operations, the company makes transactions and carries balances with a Clearing Broker-dealer member. At December 31, 2020, the Company carried the following balances:

<u>Assets</u>	
Due from clearing broker	11,790
Deposits with clearing brokers	250,039
<u>Liabilities</u>	
Payable to clearing broker	20,933

During the year ended December 31, 2020, the Company paid clearing fees to Apex Clearing Corporation, a related party, totaled $137,384.

9.   NOTES PAYABLE

The Company received a loan from the Small Business Administration (SBA) in the amount of $36,295 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May of 2020 and was subject to be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. Management estimated that the Company largely exceeds the expenses eligible for forgiveness in whole and recognized a net capital addback for the amount received of $36,295. The loan was effectively forgiven by the SBA during the first quarter of 2021.

During the year ended December 31, 2017, the Company entered into a settlement agreement with FINRA for $65,000. This settlement resulted from a disciplinary proceeding with respect to certain matters alleged by FINRA. The settlement is being paid in equal monthly payments of $1,325, including interest at 7.25% per year, and will continue until June 2021. At December of 2020, the note showed a balance of $14,326.

Notes to Financial Statements (continued)
Year Ended December 31, 2020
CONFIDENTIAL

10. OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. SUBSEQUENT EVENTS

During the first quarter of 2021, the Company's Managing Member made capital contributions totaling $230,000 to support the Company's operations.

The Company's ongoing profitability may experience instability and estimates included in the financial statements may change due to current economic conditions and public health concerns related to the COVID-19. The duration and intensity of these impacts and resulting disruption to which these events effect the Company's business will depend on future developments, which are highly uncertain and cannot be predicted at this time.